Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	MagneGas Corporation

Registration Statement on Form S-1
Filed with the Securities and Exchange Commission on April 17, 2008
(Registration No. 333-146952)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, MagneGas Corporation (the “Company”), hereby applies for the withdrawal of its registration statement on Form S-1, File No. 333-146952, which was filed on April 17, 2008 (the “Registration Statement”).

Such withdrawal is requested because the Company plans to obtain more financing and will file a new Registration Statement on Form S-1.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

MAGNEGAS CORPORATION

By:	/s/ Dr. Ruggero Maria Santilli
Dr. Ruggero Maria Santilli
Chief Executive Officer Chairman